Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET

NEW YORK, N.Y. 10019 - 6150

TELEPHONE:         (212) 403 - 1000

FACSIMILE:       (212) 403 - 2000

GEORGE A. KATZ (1965 - 1989)

JAMES H. FOGELSON (1967 - 1991)

LEONARD M. ROSEN (1965 - 2014)

OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

DAVID A. SCHWARTZ

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

February 3, 2017

VIA HAND DELIVERY AND EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cars.com Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed November 2, 2016
File No. 001-37869

Dear Ms. Woo:

On behalf of our client, Cars.com Inc. (the “Company,” “we” or “our”), a Delaware corporation, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 22, 2016, with respect to the Company’s Registration Statement on Form 10 (File No. 001-37869) (the “Registration Statement”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on November 2, 2016.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Exhibit 99.1 – Information Statement

General

1.	We have reviewed the supplemental information provided in response to prior comment 2. Please disclose that the report by DATALOGIX was commissioned by the Company.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 8, 11, 60 and 62.

Information Statement Summary

Cars.com Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 69

2.	We note your response to prior comment 3. Please tell us what consideration you gave to disclosing the monthly number of unique visitors for each of the periods you present in the MD&A.

Response: The Company respectfully advises the Staff that the number of unique visitors has not been a key metric that the Company’s management has historically used to monitor the Company’s performance. Consistent with the Company’s strategy of focusing on consumers’ experience and engagement with the Company’s properties, the Company believes that unique visitors is a less meaningful metric than the number of visits in assessing the Company’s consumer reach. The number of unique visitors fails to capture the repeated interactions of these consumers with the Company’s properties, and therefore provides less insight than number of visits with respect to the success of the Company’s properties in engaging consumers and the likelihood of generating leads for dealer customers. In addition, the Company believes that other metrics, including changes in new car sales, are better than changes in the number of unique visitors in tracking the pool of potential car buyers. Given that the Company has not historically and does not currently view changes in unique visitors as a key driver of performance, the Company determined not to include disclosure with respect to changes in unique visitors over extended time periods.

3.	We note the revisions made in response to prior comments 6 and 7. Please further revise to quantify how the items identified have contributed to your historical performance and are expected to impact future results, to the extent reasonably available. For example, quantify the impact of the higher-than-usual migration of customers away from product enhancement packages or from your solutions more generally and consumers’ continued shift to mobile devices and to social media. Refer to Section III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Information Statement on pages 72 and 73 to quantify certain items. However, the Company is unable to quantify the contribution of the items to the Company’s historic performance or their impact on expected future results, as the Company cannot measure with reasonable certainty the specific timing or magnitude of the effect of these items on the Company’s results as compared to the various other factors that influence changes in the Company’s results.

Notes to Financial Statements

Note 2 – Summary of significant accounting policies

Income taxes, page F-23

4.	We are continuing to consider your responses to prior comments 17 and 18.

Response: Further to our discussions with the Staff, set forth below is certain supplemental information:

A.	Cars.com, LLC is a multimember LLC that is treated as a partnership for income tax purposes. The current ownership of Cars.com, LLC (which has been the same since TEGNA Inc. acquired the remaining 73% in October 2014) is as follows:

a.	TEGNA Inc.: 73.1%

b.	Cars.com Holdings, LLC: 23.6% (Cars.com Holdings, LLC is 100% owned by Cars.com Holdings, Inc., itself a 100%-owned subsidiary of TEGNA Inc. Cars.com Holdings, LLC is disregarded for tax purposes but Cars.com Holdings, Inc. is a regarded corporation for tax purposes.)

c.	Belo Ventures, Inc.: 3.3%

B.	There is not, and has not been at any time since TEGNA has owned an interest in Cars.com, LLC, any arrangement or practice, formal or informal, pursuant to which Cars.com, LLC provides cash to its member-owners for the purpose of covering taxes in respect of Cars.com, LLC taxable income (whether by distribution, reimbursement or otherwise).

*            *              *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld

Victor Goldfeld

Enclosures

cc:	Alex Vetter

Chief Executive Officer, Cars.com Inc.

Todd A. Mayman

Executive Vice President, Chief Legal and Administrative Officer, TEGNA Inc.

Igor Kirman

Wachtell, Lipton, Rosen & Katz

4